Exhibit 99.1

For further information:

Investor Relations (416) 947-1212

AGNICO EAGLE PROVIDES NOTICE OF RELEASE OF

FIRST QUARTER 2017 RESULTS, CONFERENCE CALL AND

ANNUAL MEETING

Toronto (March 21, 2017) — Agnico Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico Eagle” or the “Company”) today announced that it will release its first quarter 2017 results on Thursday, April 27, 2017, after normal trading hours.  Additionally, the Company will host its Annual Meeting of Shareholders (the “AGM”) the following day, Friday, April 28, 2017, in Toronto.

First Quarter 2017 Results Conference Call Webcast

Agnico Eagle’s senior management will host a conference call on Friday, April 28, 2017 at 8:30 AM (E.D.T.) to discuss the Company’s financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50920688.  The conference call replay will expire on May 28, 2017.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Annual Meeting

The AGM will begin on Friday, April 28, 2017 at 11:00 am (E.D.T).  The AGM will be held at the Sheraton Centre Toronto Hotel (Grand Ballroom) - 123 Queen Street West, Toronto, ON.

During the AGM management will provide an overview of the Company’s activities.  For those unable to attend in person, the alternatives to participate are listed below.

Via Webcast:

A live audio webcast of the AGM will be available on the Company’s website at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the AGM.

Replay archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50915952.  The conference call replay will expire on May 28, 2017.

The webcast, along with presentation slides, will be archived for 180 days on the Company’s website.

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                416-947-1212

Fax:                                                    416-367-4681

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.